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10028107

UNITED STATES
ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

SEC FILE NUMBER
8-65894

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: NYFIX SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Wall Street, 26th Floor
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Franey — (646) 525-3277
(Area Code - Telephone No.)

SEC Mail Processing
Section

B. ACCOUNTANT IDENTIFICATION

MAR 01 2010

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FRIEDMAN LLP
(Name - if individual, state last, first, middle name)

Washington, DC
110

100 Eagle Rock Avenue, Suite 200	East Hanover	NJ	07936
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

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AFFIRMATION

I, William Franey, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to NYFIX Securities Corporation (the "Company") for the year ended December 31, 2009, are true and correct. I further affirm that neither the Company nor any member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

William Franey 2/24/10
Signature Date

Chief Financial Officer
Title

NILKA A. GARCIA (Marrero)
Notary Public, State of New York
No. 01GA6058228
Qualified in Nassau County
Commission Expires May 7, 2011

Notary Public

This report contains (check all applicable boxes):**

(x)		Independent Auditors' Report.
(x)	(a)	Facing Page.
(x)	(b)	Statement of Financial Condition.
(x)	(c)	Statement of Operations.
(x)	(d)	Statement of Cash Flows.
(x)	(e)	Statement of Changes in Stockholder's Equity.
( )	(f)	Statement of Changes in Subordinated Borrowings.
(x)		Notes to Financial Statements.
(x)	(g)	Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission.
(x)	(h)	Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission.
(x)	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission.
( )	(j)	A Reconciliation, Including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
( )	(k)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
(x)	(l)	An Oath or Affirmation.
(x)	(m)	A Copy of the SIPC Supplemental Report (under separate filing).
(x)	(n)	Independent Auditor's Report on Internal Accounting Controls.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

NYFIX SECURITIES CORPORATION
(a subsidiary of NYSE Euronext, Inc.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009

NYFIX SECURITIES CORPORATION
(a subsidiary of NYSE Euronext, Inc.)

TABLE OF CONTENTS

FRIEDMAN LLP
ACCOUNTANTS AND ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
NYFIX Securities Corporation

We have audited the accompanying statement of financial condition of NYFIX Securities Corporation (the "Company") as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of NYFIX Securities Corporation as of December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Friedman LLP

February 24, 2010

100 EAGLE ROCK AVENUE, EAST HANOVER, NJ 07936 T 973.929.3500 F 973.929.3501 WWW.FRIEDMANLLP.COM
OFFICES IN NEW YORK CITY | NEW JERSEY | LONG ISLAND AND AN INDEPENDENT MEMBER FIRM OF DFK WITH OFFICES WORLDWIDE

NYFIX SECURITIES CORPORATION
(a subsidiary of NYSE Euronext, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

Assets		
Cash and cash equivalents	$	15,496,655
Cash segregated under federal and other regulations		1,100,000
Cash deposits with clearing firms		784,615
Receivables from broker-dealers and clearing organizations		230,185
Accounts receivable		17,848
Receivables from affiliate		157,788
Other assets		197,600
Total Assets	$	17,984,691
Liabilities and Stockholder's Equity		
Liabilities:		
Payables to broker-dealers and clearing organizations	$	1,106,383
Payables to affiliates		556,691
Accounts payable and accrued expenses		865,974
Total liabilities		2,529,048
Commitments and contingencies		
Stockholder's equity		15,455,643
Total Liabilities and Stockholder's Equity	$	17,984,691

The accompanying notes are an integral part of this financial statement.

1. ORGANIZATION

On November 30, 2009, NYFIX, Inc. ("NYFIX") the indirect parent of NYFIX Securities Corporation (the "Company") was merged into NYSE Technologies, Inc., an indirect wholly-owned subsidiary of NYSE Euronext, Inc. ("NYSE"), a publicly-traded (NYSE: NYX) leading global operator of financial markets and provider of innovative trading technologies.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides automated execution services to domestic and international broker-dealers and institutional investors, operates a matched-book stock borrow/stock loan business and clears equity securities transactions on a fully disclosed basis for introducing broker-dealers, including its former affiliate NYFIX Millennium L.L.C ("Millennium"). In addition, the Company also receives a subscription fee for introducing it clients to certain trading technology products and services offered by its affiliates.

In November 2009, the matched-book stock borrow/stock loan business and the automated execution services ceased operations. On December 11, 2009, Millennium was sold to BNY ConvergEx Execution Solutions LLC ("BNY") and upon closing was immediately merged into BNY.

2. SIGNIFICANT ACCOUNTING POLICIES

Concentration of Credit Risk for Cash—The Company maintains its cash and cash equivalent balances at one financial institution. These balances are insured by the Federal Deposit Insurance Corporation subject to certain limitations.

Cash Segregated Under Federal and Other Regulations—Cash segregated under federal regulations consists of cash deposited in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the SEC and cash deposited in a special reserve bank account for proprietary accounts of its introducing brokers (commonly referred to as "PAIB").

Accounts Receivable—Accounts receivable represents billings for trading commissions.

Securities Lending Activities—Securities borrowed and securities loaned are recorded at the amount of cash collateral provided for securities borrowed transactions and received for securities loaned transactions, plus accrued interest. The Company monitors the market value of securities borrowed and loaned on a daily basis with additional collateral obtained or refunded as necessary.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes—The Company is included in the November 30, 2009 short period consolidated federal income tax return and certain short period combined state and local returns filed by NYFIX. For the one month period ended December 31, 2009, the Company is included in the short period consolidated federal income tax return and certain short period combined state and local returns filed by NYSE. The Company accounts for income taxes using the asset and liability method prescribed by Financial Accounting Standard Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*. FASB ASC 740 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the recognition of tax effects for financial statement purposes and income tax reporting purposes by applying enacted income tax rates applicable to future years to differences between the financial statement carrying amounts and tax bases of existing assets and liabilities. A valuation allowance is recorded to reduce the deferred tax asset to only that portion that is judged more likely than not to be realized.

Use of Estimates—The preparation of the statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Fair Value Measurement—The Company has estimated the fair value of its financial instruments as of December 31, 2009, as per the guidance of FASB ASC 820, *Fair Value Measurements*, using available market information or other appropriate valuation methods. FASB ASC 820 requires assets and liabilities to be categorized as Level 1, Level 2, or Level 3, depending on the reliability of the inputs used in the valuation. The definitions of the levels are as follows:

Level 1—Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2—Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, directly or indirectly, such as a quoted price for similar assets or liabilities in active markets.

Level 3—Inputs are unobservable and are only used to measure fair value when observable inputs are not available. The inputs reflect the entity's own assumptions and are based on the best information available. This allows for the fair value of an asset or liability to be measured when no active market for that asset or liability exists.

The carrying amounts of cash and cash equivalents, receivables from and payables to broker-dealers and clearing organizations, accounts receivable, accounts payable and accrued expenses and other current assets and liabilities approximate fair values because of their short-term nature.

Fair Value Option—FASB ASC 825, *Financial Instruments*, permits a fair value option election, at specified election dates, to measure eligible financial assets and liabilities at fair value. The election is made on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The Company has made no election for fair value reporting of eligible items under such standard as of December 31, 2009.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Subsequent Events—The statement of financial condition was approved by management and available for issuance on February 24, 2010. Management has evaluated subsequent events through this date.

3. COLLATERALIZED TRANSACTIONS

The Company receives collateral under securities borrowed transactions which it is allowed by contract or custom to sell or repledge. As of December 31, 2009, the Company had no securities borrowed and securities loaned positions.

4. REGULATORY NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital. The Company has elected to use the alternative method, as permitted by the rule, which requires the maintenance of minimum regulatory capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined. The Company's membership in the Depository Trust Clearing Corporation requires it to maintain excess regulatory net capital of $10,000,000.

At December 31, 2009, the Company had regulatory net capital and a minimum regulatory net capital requirement of $15,082,633 and $250,000, respectively.

The Company performs the computations for the assets in the proprietary accounts of its introducing brokers in accordance with the customer reserve computation set forth under SEC Rule 15c3-3 (the Customer Reserve Formula).

5. RECEIVABLES FROM AND PAYABLES TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

At December 31, 2009, receivables from and payables to broker-dealers, and clearing organizations were comprised of the following:

	Receivables	Payables
Receivables from clearing organizations	$ 229,755	$ -
Securities failed-to-deliver/receive	69	-
PAIB deposit payable	-	100,000
Other	361	1,006,383
	$ 230,185	$ 1,106,383

6. RELATED PARTY TRANSACTIONS

The Company receives and performs services with NYFIX and affiliates in the normal course of business. The receivable from affiliate was $157,788 at December 31, 2009. The payables to affiliates were $556,691. The payables to affiliates are payable on demand and are non-interest bearing.

Employees of the Company are eligible to participate in the NYFIX 401(k) plan upon meeting certain eligibility requirements.

7. INCOME TAXES

The tax effects of temporary differences that give rise to deferred tax assets consisted of the following at December 31, 2009:

Deferred tax assets:	
Operating loss carryforwards	$ 4,593,206
Other deferred tax assets	91,676
Total deferred tax assets	4,684,882
Less: Valuation allowance	4,684,882
Net deferred tax assets	$ -

The deferred tax asset valuation allowance of $4,684,882 at December 31, 2009 has been recorded in accordance with FASB ASC 740 as historical pre-tax book income and historical income for tax purposes are not sufficient to support a conclusion that the value of net deferred tax assets are more likely than not to be realized on a stand-alone basis.

Federal, state and local income tax returns for years prior to 2006 are no longer subject to examination by tax authorities.

8. SUBSEQUENT EVENTS

In January 2010, the customers' in which the Company cleared on behalf of BNY as a consequence of the Millennium merger were transferred to BNY's clearing operations. Therefore, effective February 3, 2010, the Company ceased all clearing and settlement activities.

9. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company settles securities transactions with counterparties on behalf of its affiliated introducing brokers and in connection with its matched-book stock borrow/stock loan business. This activity may expose the Company to off-balance sheet risk arising from the potential that counterparties may fail to satisfy their obligations. In the event counterparties fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments, at unfavorable market prices, to satisfy those obligations. The Company mitigates the risk of counterparty nonperformance by requiring its affiliated introducing broker to maintain cash deposits and by its membership in the stock loan hedge program of the Options Clearing Corporation (the "OCC"). The OCC guarantees the required mark-to-market payments related to the fluctuation in market value of the collateral underlying stock borrow/stock loan transactions processed by its members. At December 31, 2009, the Company had no stock borrow/stock loan transactions outstanding.

The Company is a member of various clearing organizations that trade and clear securities. Associated with these memberships, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. While the rules governing different memberships vary, in general, the Company's guarantee obligations would arise only if the organization had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other nondefaulting members of the organization. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the statement of financial condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

NYFIX SECURITIES CORPORATION

SECURITIES INVESTOR PROTECTION CORPORATION
FORM SIPC-7T

SEC FILE NO. 8-65894

NINE MONTHS ENDED DECEMBER 31, 2009

FRIEDMAN LLP
ACCOUNTANTS AND ADVISORS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Stockholder of
NYFIX Securities Corporation

In accordance with Rule 17a-5(e) (4) under the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the nine months ended December 31, 2009, which were agreed to by NYFIX Securities Corporation, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating NYFIX Securities Corporation's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). NYFIX Securities Corporation's management is responsible for NYFIX Securities Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the nine months ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the nine months ended December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Friedman LLP

February 24, 2010

NYFIX SECURITIES CORPORATION

SCHEDULE OF ASSESSMENT AND PAYMENTS TO THE SECURITIES INVESTOR PROTECTION CORPORATION

NINE MONTHS ENDED DECEMBER 31, 2009

Period Covered	Date Paid	Amount
General assessment reconciliation for the period April 1, 2009 to December 31, 2009		$ 23,094.00
<u>Payment schedule:</u>		
SIPC-4 assessment	01/05/09	150.00
SIPC-6	07/30/09	10,544.00
SIPC-7T	02/23/10	12,400.00
Balance due		$ - -